June 1, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza

Washington, DC  20549

     Re:  Noveon International, Inc.
          Registration Statement on Form S-1 (File No. 333-112991)

Ladies and Gentlemen:

     In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Noveon International, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-112991) together with all exhibits and amendments thereto (the "Registration Statement"), that was originally filed with the Securities and Exchange Commission (the "Commission") on February 20, 2004 and amended on March 24, 2004. The Company requests withdrawal of its Registration Statement due to the proposed merger of the Company. None of the Company's securities have been sold under the Registration Statement.

     If you have any questions with respect to this request, please call
Jean E. Hanson of the law firm of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8198 or me at (216) 447-6412. Please notify me or Ms. Hanson of the consent of the Commission to the withdrawal of the Registration Statement by a telephone call. Please also provide a facsimile copy of the Commission's order consenting to the withdrawal of the Registration
Statement to me at (216) 447-5730 and Ms. Hanson at (212) 859-8586.

                                 Sincerely,

                                 Noveon International, Inc.


                                     /s/ Christopher R. Clegg
                                 -----------------------------------
                                 Christopher R. Clegg
                                 Senior Vice President, General Counsel and
                                 Secretary